Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

September 22, 2014

__Via EDGAR and FedEx__

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

**Re: World Moto, Inc.
          Amendment No. 4 to Registration Statement on Form S-1
          Filed on September 12, 2014
          File No. 333-195710**

Dear Ms. Mills-Apenteng:

On behalf of World Moto, Inc., a Nevada corporation (the "**Company**"), we are responding to oral comments from the Staff of the Securities and Exchange Commission ("**Staff**"), relating to the Company's Amendment No. 4 to the Registration Statement on Form S-1 filed on September 12, 2014.   The Company has decided to revise its response to comment 5 of the letter from the Staff sent on August 27.   We are including a courtesy marked copy of the Company's Amendment No. 5 to the Registration Statement on Form S-1 ("**Amendment No. 5**") with this letter.

Note 3 – Acquisition of World Moto Assets, page F-17

5.   We have reviewed your response to prior comment 3. Your response indicates that you have concluded that you are the accounting and legal acquirer in this transaction. Tell us how you considered the ownership percentages between the entities/shareholders. Provide the ownership percentages of the new shareholders as of the acquisition date. Further, if the "new" shareholders have control as of the acquisition date, describe how you considered recording the assets transferred at their historical cost. We refer you to SAB Topic 5G.

Company Response 5:

The Company respectfully informs the Staff that after having carefully reviewed the ownership percentages of the new shareholders as of the acquisition date and SAB Topic 5G, it believes that the assets acquired from Old WM should be recorded at the transferors' historical cost basis, which was zero, because the new shareholders obtained control as of the acquisition date, with an overall ownership percentage of approximately 60%. The Company also believes that the shares issued to the new shareholders should be recorded at zero as part of the transaction.

SAC 442546828v1

Securities and Exchange Commission
Division of Corporation Finance
September 12, 2014

The Company has updated Amendment No. 5 to include the following adjustments:

1. To remove the intangible assets initially capitalized by the Company at fair value of common stock issued to the new shareholders;
2. To adjust the shares issued to the new shareholders for the assets to their historical cost basis of zero;
3. To remove the amortization expense previously recorded for the intangible assets.

***

We hope that the foregoing addresses all of the Staff's comments. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

*/s/*____

Mark C Lee
Shareholder

Securities and Exchange Commission
Division of Corporation Finance
September 12, 2014

<u>ACKNOWLEDGEMENT</u>

In connection with World Moto, Inc.'s (the "**Company**") letter dated September 22, 2014, addressed to the Securities Exchange Commission (the "**Commission**"), we acknowledge the following:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WORLD MOTO, INC.

/s/

_____
Paul Giles
President